Auto Tool Technologies Inc.

     101 ½ Mary Street West
Whitby, ON, Canada, L1N 2R4

October 23, 2012

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

Attention:	Jay Ingram
Legal Branch Chief

Dear Sirs:

Re:	Auto Tool Technologies Inc. (the “Company”)
Amendment No. 2 to Registration Statement on Form S-1
Filed October 11, 2012
File No. 333-181259

We refer to your letter of October 17, 2012 addressed to the Company with your comments on the Company's Amendment No. 2 to Registration Statement on Form S-1, filed October 11, 2012. For your ease of reference, our responses to your comments are numbered in a corresponding manner:

General

1.

Comment: We note our response to comment two of our letter dated August 14, 2012. Specifically, we note that in the two emerging growth company risk factors added on page 10, you state that you are taking advantage of the extended transition period for complying with new or revised accounting standards. However, these statements conflict with your statement on page 2 where you state that you have irrevocable opted out of the extended transition period. Please revise your disclosure to accurately and consistently reflect your election with regard to the extended transition period provided by Section 107(b) of the JOBS Act.

Response: The inconsistent disclosure has been corrected and the risk factors revised accordingly.

Certain Relationships and Related Transactions, page 21

2.

Comment: We note your added disclosure on page 21 in response to comment seven of our letter dated August 14, 2012. In the second paragraph of this section, you discuss a transaction with Distribution Solutions, Ltd. However, on page 18, you state that DSL Products, Ltd., your subsidiary as disclosed on page 16, was formerly Distribution Solutions, Ltd. Please revise your disclosure to clarify the difference between Distribution Solutions, Ltd. and DSL Products Ltd. as well as the nature of your relationship with Distribution Solutions, Ltd. In this regard, we note your response to comment 13 of our letter dated June 4, 2012.

Response: The reference to DSL as formerly being Distribution Solutions was included inadvertently. Our previous response remains accurate, the companies are two distinct entities, only with an affiliation through a common shareholder.

Exhibits and Financial Statement Schedules, page33

3.	Comment: Please include a new footnote for Exhibit 5.1 to incorporate by reference the updated legal opinion filed with the first amendment to your registration statement on August 3, 2012.

Response: The Exhibit footnote reference has been corrected.

Yours truly,

AUTO TOOL TECHNOLOGIES INC.

Per: /s/ Cindy Lee Kelly
Cindy Lee Kelly